Cust Corp.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2023
Cash flows from operating activities:	
Net income (loss)	$ (120)
Changes in operating assets and liabilities:	
Adjustment to reconcile net loss to net cash used in operating activities	
Stock-based compensation	
Net cash used in operating activities	(120)
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Paid in capital	24,808
Loan from shareholders	
Net cash provided by financing activities	24,808
Net cash increase for period	24,688
Cash at beginning of period	4,940
Cash at end of year	$ 29,628

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -
Interest	$ -

	For the Year Ended December 31, 2022
$	(1,200,060)
	1,200,000
	(60)
	-
	5,000
	5,000
	4,940
	-
$	4,940
$	-
$	-